EVA MEDTEC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eva Medtec, Inc.
Bloomington, Minnesota

We have reviewed the accompanying financial statements of Eva Medtec, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 17, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	41,261	$	20,486
Inventory		235,611		226,759
Prepaids and Other Current Assets		36,123		36,123
Total Current Assets		**312,996**		**283,368**
Property and Equipment, net		123,729		172,338
Intangible Assets		9,686		11,301
Security Deposit		6,500		6,500
Total Assets	$	**452,911**	$	**473,507**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	97,086	$	90,833
Credit Cards		37,131		36,087
Line of Credit		19,736		16,174
Current Portion of Loans and Notes		122,000		1,712
Deferred Rent		165		165
Other Current Liabilities		2,265		2,183
Total Current Liabilities		**278,383**		**147,154**
Promissory Notes and Loans		-		50,000
Total Liabilities		**278,383**		**197,154**
STOCKHOLDERS EQUITY				
Common Stock		7,413		7,317
Additional Paid in Capital		4,581,049		4,414,520
Retained Earnings/(Accumulated Deficit)		(4,413,934)		(4,145,484)
Total Stockholders' Equity		**174,528**		**276,353**
Total Liabilities and Stockholders' Equity	$	**452,911**	$	**473,507**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	54,140	$	68,149
Cost of Goods Sold		17,807		75,458
Gross profit		36,333		(7,308)
Operating expenses				
General and Administrative		282,057		786,101
Research and Development		1,221		31,593
Sales and Marketing		15,045		96,757
Total operating expenses		298,324		914,452
Operating Income/(Loss)		(261,991)		(921,760)
Interest Expense		6,779		3,967
Other Loss/(Income)		(320)		(40,630)
Income/(Loss) before provision for income taxes		(268,450)		(885,098)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(268,450)	$	(885,098)

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	**7,048,217**	**$ 7,048**	**$ 3,705,028**	**$ (3,260,386)**	**$ 451,690**
Issuance of Stock	268,667	269	608,515		608,784
Share-Based Compensation			100,976		100,976
Net income/(loss)				(885,098)	(885,098)
Balance—December 31, 2021	**7,316,884**	**7,317**	**4,414,520**	**(4,145,484)**	**$ 276,353**
Issuance of Stock	96,066	96	147,004		147,100
Share-Based Compensation			19,525		19,525
Net income/(loss)				(268,450)	(268,450)
Balance—December 31, 2022	**7,412,950**	**$ 7,413**	**$ 4,581,049**	**$ (4,413,934)**	**$ 174,528**

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(268,450)	$	(885,098)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		48,609		48,609
Amortization of Intangibles		1,614		1,614
Share-based Compensation		19,525		100,976
Changes in operating assets and liabilities:				
Inventory		(8,852)		(160,640)
Prepaids and Other Current Assets		-		381
Accounts Payable		6,253		25,737
Credit Cards		1,044		15,153
Other Current Liabilities		83		252
Net cash provided/(used) by operating activities		**(200,174)**		**(853,015)**
CASH FLOW FROM INVESTING ACTIVITIES				
Proceeds from sale of equipment		-		7,005
Net cash provided/(used) in investing activities		**-**		**7,005**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		147,100		608,784
Line of Credit		3,561		1,899
Borrowing on Promissory Notes and Loans		70,288		2,046
Net cash provided/(used) by financing activities		**220,949**		**612,729**
Change in Cash		20,776		(233,281)
Cash—beginning of year		20,486		253,766
Cash—end of year	$	**41,261**	$	**20,486**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,779	$	3,967
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		$ 1,285,667
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Eva Medtec Inc. was incorporated on July 7, 2016 in the state of Minnesota. The financial statements of Eva Medtec Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bloomington, Minnesota.

Eva Medtec Inc. is the creator of Neuroglide, a system of automated therapy devices which provide effective, convenient, and sustainable pain management solutions. Eva Medtec team has worked tirelessly to develop proprietary technology, fine-tune manufacturing techniques, and demonstrate their product's therapeutic efficacy under clinical settings. In 2021, Eva Medtec's flagship product, the Neuroglide Back/Neck Pad, was FDA-cleared for sale to consumers, validating what they already knew: that Neuroglide has enormous potential to improve the lives of those living with pain. Eva Medtec Inc manufactures in-house and sells the Neuroglide Back System online and through word of mouth to MLD therapists. The Company plans to sell its devices to The Workers Comp, VA and direct to physician markets both with direct sales representatives and distributors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw goods, work in progress, and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Software	3 years
Manufacturing Equipment	5 years
Furniture and Equipment	5-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patents in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Eva Medtec is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of clinically validated pain relief and recovery device called Neuroglide to clinicians and final consumers.

Cost of sales

Costs of goods sold include the cost of material.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $15,045 and $96,757, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Raw goods	180,876	183,149
Finished goods	4,450	25,810
Work in progres	50,285	17,800
Total Inventory	**$ 235,611**	**$ 226,759**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consists primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Tax Receivable	26,645	26,645
Prepaids	9,478	9,478
Total Prepaids and Other Current Assets	**$ 36,123**	**$ 36,123**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Liabilities	1,940	1,963
Income Tax Payable	325	220
Total Other Current Liabilities	**$ 2,265**	**$ 2,183**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022		2021	
Software and Equipment	$	51,972	$	51,972
Manufacturing Equipment		262,905		262,905
Furniture and Equipment		14,468		14,468
Property and Equipment, at Cost		**329,345**		**329,345**
Accumulated depreciation		(205,616)		(157,007)
Property and Equipment, Net	$	**123,729**	$	**172,338**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $48,609 and $48,609, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 16,144	$ 16,144
Intangible assets, at cost	**16,144**	**16,144**
Accumulated amortization	(6,458)	(4,843)
Intangible assets, Net	**$ 9,686**	**$ 11,301**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $1,614 and $1,614 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ 1,614
2024	1,614
2025	1,614
2026	1,614
Thereafter	3,229
Total	**$ 9,686**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with a par value $0.001. As of December 31, 2022, and December 31, 2021, 7,412,950 and 7,316,884 Common Shares, respectively, have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 6,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	845,623	$	0.04558	-
Granted	278,470	$	0.04558	
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	1,124,093	$	0.04558	7.39
Exercisable Options at December 31, 2021	1,124,093	$	0.04558	7.39
Granted	388,400	$	0.04558	
Execised	-	$	-	
Expired/Cancelled	248,000	$	-	
Outstanding at December 31, 2022	1,264,493	$	0.04558	6.39
Exercisable Options at December 31, 2022	1,264,493	$	0.04558	6.39

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $17,702 and $90,070, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	41,600	$ 0.04558	-
Granted	197,691	$ 0.04558	
Execised	(83,667)	$ 0.04558	
Expired/Cancelled	-		
Outstanding at December 31, 2021	155,624	$ 0.04558	9.71
Granted	40,000	$ 0.04558	
Execised	-	$ 0.04558	
Expired/Cancelled	-		
Outstanding at December 31, 2022	195,624	$ 0.04558	8.41

Warrant expense for the years ended December 31, 2021, and December 31, 2020 was $1,823 and $10,906, respectively.

9.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Kenneth Jarvis	$ 50,000	14.00%	10/27/2021	4/16/2023	$ 7,000	$ 8,167	$ 50,000	$ -	$ 58,167	$ 1,167	$ 1,167	$ -	$ 50,000	$ 50,000
Promissory Note - Kenneth Jarvis	$ 10,000	14.00%	4/2/2022	10/2/2023	$ 1,047	$ 1,047	$ 10,000	$ -	$ 11,047	$ -	$ -	$ -	$ -	$ -
Promissory Note - Kenneth Jarvis	$ 10,000	14.00%	5/2/2022	11/2/2023	$ 932	$ 932	$ 10,000	$ -	$ 10,932	$ -	$ -	$ -	$ -	$ -
Promissory Note - Breah Waldridge	$ 10,000	8.00%	7/28/2022	1/28/2023	$ 342	$ 342	$ 10,000	$ -	$ 10,342	$ -	$ -	$ -	$ -	$ -
Promissory Note- Irene and Robert Waldridge	$ 34,156	2.59%	3/1/2017	3/1/2022	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,712	$ -	$ 1,712
Promissory Note - David Rupp	$ 10,000	0.00%	7/28/2022	on demand	$ -	$ -	$ 10,000	$ -	$ 10,000	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 10,000	8.00%	6/7/2022	12/7/2023	$ 454	$ 454	$ 10,000	$ -	$ 10,454	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 10,000	8.00%	6/27/2022	12/27/2023	$ 410	$ 410	$ 10,000	$ -	$ 10,410	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 2,000	8.00%	6/12/2022	1/12/2023	$ 89	$ 89	$ 2,000	$ -	$ 2,089	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 10,000	8.00%	6/22/2022	1/22/2023	$ 421	$ 421	$ 10,000	$ -	$ 10,421	$ -	$ -	$ -	$ -	$ -
Total					$ 10,694	$ 11,861	$ 122,000	$ -	$ 133,861	$ 1,167	$ 1,167	$ 1,712	$ 50,000	$ 51,712

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 122,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	$ 122,000

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(282,863)	$	(282,863)
Valuation Allowance		282,863		282,863
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(798,266)	$	(690,000)
Valuation Allowance		798,266		690,000
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,591,774, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,591,774. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In 2022, the Company issued four promissory notes to its shareholder, Irene and Robert Waldridge, in the aggregate amount of $32,000. The notes bear an interest rate of 8% and has a maturity date set in 2023. As of December 31, 2022, the outstanding balance of the notes is $32,000.

On July 28, 2022, the Company issued a promissory note to its shareholder, Breah Waldridge, in the amount of $10,000. The notes bear an interest rate of 8% and has a maturity date set on January 28, 2023. As of December 31, 2022, the outstanding balance of the note is $10,000.

On July 28, 2022, the Company issued a promissory notes to its shareholder, David Rupp, in the amount of $10,000. As of December 31, 2022, the outstanding balance of the note is amount of $10,000.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 17, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company raised $93,225 by issuing 77,423 Common Stock on the StartEngine CF platform.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $261,991 an operating cash flow loss of $200,174, and liquid assets in cash of $41,261, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.